August 28, 2025

Chan Chun Ying
Chief Executive Officer
BAO Holding Limited
Unit A4, 5/F
Tsing Yi Industrial Centre Phase 1
Nos. 1-33 Cheung Tat Road
Tsing Yi, New Territories
Hong Kong

       Re: BAO Holding Limited
           Registration Statement on Form F-1
           Filed August 20, 2025
           File No. 333-289723
Dear Chan Chun Ying:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Capitalization, page 43

1. We note the revisions here and in the dilution section to reflect the forward split as pro forma. Please tell us when you expect the split to occur. If the split will occur before the effective date of the registration statement, please confirm that all disclosures throughout the filing, including the financial statements, will retroactively reflect the impact of the split on all share and per share amounts. Refer to SAB Topic 4C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 28, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joyce Sweeney at 202-551-3449 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Darrin M. Ocasio, Esq.